Exhibit 3.107
REGULATIONS
OF
RAISE GEAUGA, INC.
(Name of Corporation)
ARTICLE I
Shareholders
     Section 1. Annual Meeting. The annual meeting of shareholders shall be held on the
3RD TUESDAY of MARCH of each year at such time as may be designated in the notice of the meeting. The first Annual Meeting shall be held in March, 1992.
     Section 2. Place of Meetings. All meetings of shareholders shall be held at the principal office of the corporation or at such other place within or without the State of Ohio as may be designated in the notice of the meeting.
     Section 3. Quorum. At all meetings of shareholders a majority of the shares issued and outstanding and entitled to vote, the holders of which are present in person or represented by proxy, shall constitute a quorum.
ARTICLE II
Board of Directors
     Section 1. Number. The authorized number of directors shall be fixed at two (2) until changed by an amendment to this Article II, Section 1, adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.
     Section 2. Meetings. An organization meeting of the board of directors may be held, without notice, immediately after the annual meeting of shareholders for the purpose of electing officers and attending to such other business as properly may come before the meeting. Additional meetings may be held at such times as may be determined from time to time by the board of directors.
     Section 3. Committees. The board of directors may create an executive committee or any other committee of the directors to consist of not less than three directors and may delegate to any such committee any of the authority of the board, however conferred, other than that of filling vacancies among the directors or in any committee of the board.
ARTICLE III
Officers
     Section 1. Number and Title. The officers of the corporation shall consist of a president, such number of vice presidents as the board of directors from time to time may determine, a secretary, a treasurer and such other officers and assistant officers as the board of directors may from time to time determine.
     Section 2. Authority and Duties. Subject to such limitations as the board of directors from time to time may prescribe, the officers shall each have such powers and perform such duties as generally pertain to their respective offices and such further powers and duties as may be conferred from time to time by the board of directors or, in the case of any officer other than the president, by the president.
     Section 3. Term. Each officer shall hold office for one year and until his successor is duly elected and qualified.
ARTICLE IV
Indemnification
     The corporation, to the full extent permitted by the General Corporation Law of Ohio, shall indemnify all persons whom it may indemnify pursuant thereto.
ARTICLE V
Certificates for Shares
     If. any certificate for shares is lost, stolen or destroyed, a new certificate may be issued upon such terms or under such rules as the board of directors from time to time may determine or adopt.
ARTICLE VI
Seal
     The board of directors may adopt a seal which, if adopted, shall be in such form as the board from time to time may determine.
ARTICLE VII Fiscal Year
     The fiscal year of the corporation shall end on such date as the board of directors from time to time may determine.

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